Exhibit 21.1
List of Subsidiaries

Name of Subsidiary	Country of Incorporation

Nuevo Banco Suquía S.A.	Republic of Argentina
Sud Bank & Trust Company Limited	Bahamas
Macro Securities S.A. Sociedad de Bolsa	Republic of Argentina
Sud Inversiones & Análisis S.A.	Republic of Argentina
Sud Valores S.G.F.C.I. S.A.	Republic of Argentina
Macro Valores S.A.	Republic of Argentina